FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                  ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Mandatory Public Tender Offer by NBG to the minority shareholders of Finansbank

Athens, 8 January 2007

Further to the Press Release of 18 August 2006 entitled “NBG finalizes the acquisition of 46% of the Ordinary Shares and 100% of the Founder Shares of Finansbank”, National Bank of Greece informs the investment public of the following:

The transaction regarding the acquisition of 46% of the Ordinary Shares and 100% of the Founder Shares of Finansbank A.S., in accordance with the terms of the Share Purchase Agreement signed on 3 April 2006 between National Bank of Greece and Fiba Holding A.S., Fina Holding A.S., Fiba Factoring Hizmetleri A.S. and Girisim Factoring A.S., shareholders of Finansbank A.S., was completed on 18 August 2006. Pursuant to the provisions of the Turkish Capital Markets Board (CMB) Series IV Circular No. 8, NBG duly filed an application with the Turkish CMB regarding the mandatory public tender offer for the purchase of the shares owned by other shareholders of Finansbank A.S. The said application has been approved by the Turkish CMB by virtue of resolution 56/1545 dated 28 December 2006. NBG has set the duration of the said offer period at 22 days, i.e. from 8 January through to the close of business on 29 January 2007, as per the provisions of the relevant resolution of the Turkish CMB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 8th January, 2007

Chairman - Chief Executive Officer